Natur International Corp.

Jachthavenweg 124

1081 KJ Amsterdam

The Netherlands

October 30, 2019

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Natur International Corp.
Registration Statement on Form S-1
File No. 333-233929

Ladies and Gentlemen:

In connection with the above referenced Registration Statement on Form S-1 of Natur International Corp., the undersigned, a duly elected officer, hereby requests that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on November 1, 2019, or as soon thereafter as practicable.

Very truly yours,

Natur International Corp.

By:	/s/ Ruud Huisman
Name: Ruud Huisman
Title: Chief Financial Officer